MDS Announces Sale of Memphis Pathology Laboratory

American Esoteric Laboratories To Purchase 100% of MPL

Toronto, September 24, 2004: MDS Diagnostic Services, and its partners Baptist Memorial System Services Corporation and Health Tech Affiliates and Methodist Healthcare, today announced the sale of the Memphis Pathology Laboratory (MPL) partnership to American Esoteric Laboratories, Inc. (AEL).

AEL immediately assumes full responsibility for these operations, including employees and facilities and will work with MDS to ensure a smooth transition for customers and employees. MDS will realize CDN $26 million in proceeds related to the sale of its share in the partnership, and will record a gain on sale in the fourth quarter.

"This sale takes us one step further in repositioning our US laboratory business at MDS," said Cam Crawford, President, MDS Diagnostic Services. "This transaction allows MDS to effect an orderly exit from the Memphis laboratory market and ensures a continuation of the services that the hospitals and patients associated with this partnership have come to expect," he added.

The sale is a result of a comprehensive review of MDS US laboratory operations and a resulting change in the US laboratory strategy. This transaction does not affect its joint-venture operations at Integrated Regional Laboratories (IRL) in Florida and its relationship with the Duke University Health System Clinical Laboratories.

MDS Diagnostic Services is part of MDS Inc., an international health and life sciences company (NYSE: MDZ; TSX: MDS). At MDS Inc., more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. MDS focuses on helping discover and test new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. (TSX: MDS; NYSE: MDZ), at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

American Esoteric Laboratories, Inc. (AEL) is a company designed to provide industry leading turn-around-time, informatics, personalized service, and other qualitative services in clinical reference testing to hospitals and other specialized healthcare providers. The company's primary emphasis is on clinical esoteric tests, which provide physicians with the clinical information required to complete a diagnosis, establish a prognosis, or to choose and monitor a therapeutic regimen. The company frequently partners with hospitals that have an outreach presence to compete in the routine test market. AEL uses advanced information technology solutions to accelerate and automate electronic assay ordering and results reporting for its customers. AEL's Dallas laboratory will be located at 6221 Riverside Drive, Suite 119, Irving, TX 75039, about ten minutes from DFW International Airport. For more information visit: www.ael.com.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:
Investor Relations: Sharon Mathers Vice President, Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com
Media Relations: Naomi Nemeth Director, Global External Communications 416-675-6777 x 4692 nnemeth@mdsintl.com